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                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549

                                        FORM 12B-25

                                                                 SEC FILE NUMBER
                                                                         1-16025

                                NOTIFICATION OF LATE FILING
                                                                    CUSIP NUMBER
                                                                     422101 10 5

(Check One):      [X] Form 10-K         [ ] Form 20-F         [ ] Form 11-K
                  [ ] Form 10-Q         [ ] Form N-SAR

                  For Period Ended:  December 31, 2002

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Headway Corporate Resources, Inc.
317 Madison Avenue
New York, NY  10017

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company was unable to complete its financial statements and obtain required information for the report without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Philicia Levinson                         (212) 672-6501

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If answer is no, identify report(s).
                                    [X] Yes           [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
                                    [X] Yes           [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons way a reasonable estimate of the results cannot be made.

The Company estimates that its net loss before cumulative effective of accounting change and preferred stock dividend for the year ended December 31, 2002 will be approximately $21,857,000 as compared to a net loss before preferred stock dividend of $5,679,000 for the year ended December 31, 2001. The decline in the Company's results for 2002 is primarily a result of the difficult economic environment that adversely affected both the executive search and staffing segments of the Company's business. During the first quarter of 2002 the Company adopted SFAS 142. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statement. Other intangible assets continue to be amortized over their useful lives. Under SFAS 142, goodwill impairment is deemed to exist if the net carrying value of a reporting unit's goodwill exceeds its estimated fair value. The Company's reporting units are one level below the operating segments underlying the segments identified in
Note 5-Segment Information. Upon adoption of SFAS 142 in the first quarter of 2002, the Company recorded a one-time, non-cash charge of $45 million to reduce the carrying value of its goodwill. Such charge is non-operational in nature and is reflected as a cumulative effect of an accounting change in the Company's statement of operations. As a result of this change, the Company's net loss after cumulative effective of accounting change and preferred stock dividend for

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

the year ended December 31, 2002 will be approximately $69,016,000 as compared to a net loss after preferred stock dividend of $7,179,000 for the year ended December 31, 2001.

Headway Corporate Resources, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2003                      By: /s/ Philicia Levinson
                                              Chief Financial Officer

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